EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

(In millions, except ratios)

	Year
	2007	2006	2005	2004	2003
Fixed charges:
Interest expense*	$110	$101	$96	$100	$101
Distributions on preferred securities of subsidiary trusts, net of income taxes	—	—	—	—	13
Estimated interest portion of rents	27	27	27	27	26

Total fixed charges	$137	$128	$123	$127	$140

Income:
Income from continuing operations before income taxes and distributions on preferred securities of subsidiary trusts	$1,300	$975	$739	$540	$424
Fixed charges**	137	128	123	127	127
Eliminate equity in undistributed pretax income of finance subsidiary	(87)	(130)	(71)	(69)	(10)

Adjusted income	$1,350	$973	$791	$598	$541

Ratio of income to fixed charges	9.85	7.60	6.43	4.71	3.86

*                 Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.

**          Adjusted to exclude distributions on preferred securities of subsidiary trusts, net of income taxes, in 2003.